June 18, 2010

Via EDGAR and U.S. Mail

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cinedigm Digital Cinema Corp. Registration Statement on Form S-3 Filed April 14, 2010
File No. 333-166061

Dear Ms. Jacobs:

On behalf of Cinedigm Digital Cinema Corp. (the “Company”), set forth below are the Company’s responses to your letter of comment dated May 7, 2010 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Registration Statement on Form S-3 filed on April 14, 2010 (the “Form S-3”).  Capitalized terms used but not defined herein have the meaning ascribed to them in the Form S-3.

Selling Security Holders, page 24
1.
Please disclose the natural person or persons that exercise voting and/or dispositive power over the shares being offered for resale by OCI-Cinedigm, LLC.  Also, we note your disclosure under footnote (c) that Messrs. Gilhuly and Stuart are managing and controlling persons of Sageview MGP.  Please clarify in your disclosure whether Messrs. Gilhuly and Stuart, or other natural persons, exercise voting and dispositive control over the shares being offered for resale by Sageview Capital Master, L.P.

KELLEY DRYE & WARREN LLP

Ms. Barbara C. Jacobs
June 18, 2010
Page Two

RESPONSE: The Form S-3 has been revised as requested.

Exhibit 5.1
2.
The legality opinion states that the warrants “are duly authorized, validly issued, fully paid and non-assessable.”  Please file a revised legality opinion that opines on whether the warrants are binding obligations.  As the warrants establish contractual commitments to holders of warrants that are similar to indebtedness, counsel’s opinion should address whether the warrants are a legal and binding obligation of the company under the state contract law governing the warrant agreements.

RESPONSE:

We are filing a revised opinion with the amended Form S-3 being filed concurrently with this letter.

                         * * * * * * *

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely, /s/ Carol W. Sherman
Carol W. Sherman

cc:           A. Dale Mayo
Gary S. Loffredo